Exhibit 8.1

Subsidiaries of Radiopharm Theranostics Limited

Subsidiary	Jurisdiction
Radiopharm Theranostics (USA) Inc.	Nevada
Radiopharm Ventures, LLC	Delaware
Pharma15 Corporation	Delaware